UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

US Alliance Corporation

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

N/A

(CUSIP Number)

Jack H. Brier

President and Chairman

US Alliance Corporation

4123 SW Gage Center Drive, Suite 240

Topeka, KS 66604

(785) 228-0200

(Name, address and telephone number of persons

authorized to receive notices and communications

on behalf of person(s) filing statement)

July 1, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Jack H. Brier

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially by Owned by Each Reporting Person With	5.Sole Voting Power 414,800
6.Shared Voting Power

7.Sole Dispositive Power 414,800

8.Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 414,800

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 8.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a). Name of Issuer:

The name of the Issuer is US Alliance Corporation.

Item 1(b). Address of Issuer:

The address of the Issuer’s principal executive offices is 4123 SW Gage Center Drive, Suite 240, Topeka, KS 66604.

Item 2(a). Name of Person Filing.

Jack H. Brier

Item 2(b). Address of Principal Business Officer of if none, Residence:

4123 SW Gage Center Drive, Suite 240, Topeka, KS 66604.

Item 2(c). Citizenship:

United States citizen.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.10

Item 2(e). CUSIP Number:

Not applicable.

Item 3.

Not applicable.

Item 4. Ownership:

The following information is provided as of June 30, 2016:

(a)     Amount Beneficially Owner: 414,800

(b)     Percent of Class, based on 5,177,245 shares outstanding: 8.0%

(c)     Number of Shares as to which such Person has:

(i) Sole power to vote or direct the vote: 414,800

(ii) Shares power to vote or direct the vote: 0

(iii) Sole power to dispose of to direct the disposition of: 414,800

(iv) Shared power to dispose of to direct the disposition of: 0

(f)     The Reporting Person is a citizen of the United States.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2016

/s/ Jack H. Brier
Jack H. Brier